Filed Pursuant to Rule 433
Registration Statement No. 333-283969

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to a Basket of Four Technology Sector Stocks
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure
An equally weighted basket of four technology sector stocks comprised of the common stock of Broadcom Inc. (Bloomberg symbol: “AVGO”), the ordinary shares of Credo Technology Group Holding Ltd (Bloomberg symbol: “CRDO”), the common stock of Marvell Technology, Inc. (Bloomberg symbol: “MRVL”) and the common stock of NVIDIA Corporation (Bloomberg symbol: “NVDA”) (each, a “Basket Stock”).

Payout Profile at Maturity
•  3-to-1 leveraged upside exposure to increases in the Market Measure, subject to the Capped Value
•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Participation Rate	300%
Capped Value	[$13.85 to $14.25] per unit, a [38.50% to 42.50%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036125038064/ef20056792_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
•	Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the Basket Stocks and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•	None of the issuer, MLPF&S, BofAS or our or their respective affiliates control any Underlying Company and have not verified any disclosure made by any Underlying Company.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket Stocks are concentrated in one sector.
•	An investment in the notes is subject to risks associated with investing in stocks in the information technology sector.
•	CRDO has limited actual historical information.
The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
4.00%	$11.20	12.00%
8.00%	$12.40	24.00%
12.00%	$13.60	36.00%
13.50%	$14.05(1)	40.50%
20.00%	$14.05	40.50%
30.00%	$14.05	40.50%
40.00%	$14.05	40.50%
(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.